PRESS RELEASE

Aya Gold & Silver Reports Record Q2-2026 Silver Production

Montreal, Quebec, July 8, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce record quarterly production and mining rates at its Zgounder Silver Mine ("Zgounder"), as well as advancement of its recently launched Boumadine pyrite reclaiming operation in the Kingdom of Morocco for the three-month period ended June 30, 2026.
Q2-2026 Operational Summary
•Record consolidated production of 1.68 million silver equivalent ounces ("Moz AgEq"), up 61% year-over-year ("YoY") and up 12% quarter-over-quarter ("QoQ"); including 0.19 Moz AgEq1 from the Boumadine pyrite reclaim operation2.
•Record Zgounder silver production of 1.49 Moz Ag, up 43% YoY and up 18% QoQ.
•Record processing rate averaging 3,889 tonnes per day (“tpd”), representing a 7% increase over Q1-2026.
•Record mining rate averaging 4,880 tpd, for the combined open pit and underground operations.
•Silver recovery averaged 91.2% during the quarter.
“We are pleased with our second quarter performance, as our team delivered both record production and mining rates through disciplined execution. Processing rates are running at expected levels, and reflect the successful implementation of optimization initiatives. This strong operational performance positions us well to achieve our 2026 production targets.” said Benoit La Salle, President & CEO.

Q2-2026 and YTD-2026 Summary Production Results

Production Metrics	Q2-2026	Q1-2026	QoQ Variance	Q2-2025	YoY Variance	YTD 2026	YTD 2025	YTD Variance
Operational Zgounder
Ore Mined (tonnes)	444,106	411,766	8%	241,288	84%	855,872	435,949	96%
Average Grade Mined (g/t Ag)	137	135	1%	138	(1)%	136	144	(6)%
Ore Processed (tonnes)	353,888	326,949	8%	273,471	29%	680,837	523,214	30%
Average Grade Processed (g/t Ag)	141	140	1%	140	1%	141	151	(7)%
Combined Mill Recovery (%)	91.2%	89.4%	1.8%	86.5%	4.7%	90.3%	84.4%	5.9%
Milling Operations (tpd)	3,889	3,633	7%	3,005	29%	3,762	2,891	30%

Silver Equivalent Produced (oz)	1,489,526	1,265,012	18%	1,042,317	43%	2,754,538	2,110,970	30%
Boumadine Reclaim Operations
Ore Processed (tonnes)	17,153	21,814	(21)%	-	NM	38,967	-	NM
Average Grade Processed (g/t Ag)	179	181	(1)%	-	NM	180	-	NM
Average Grade Processed (g/t Au)	2.43	2.50	(3)%	-	NM	2.47	-	NM
Silver Produced (oz)	100,721	127,406	(21)%	-	NM	228,127	-	NM
Gold Produced (oz)	1,414	1,757	(20)%	-	NM	3,171	-	NM
Silver Equivalent Produced (oz)	187,784	227,802	(18)%	-	NM	415,585	-	NM
Consolidated Zgounder and Boumadine
Silver Equivalent Produced Consolidated (oz)	1,677,310	1,492,814	12%	1,042,317	61%	3,170,124	2,110,970	50%
Operational Review
Zgounder Silver Mine
Zgounder produced 1.49 Moz of silver in Q2-2026, an increase of 43% YoY reflecting sustained mine production, mill throughput, recovery and feed grade. Silver production increased 18% QoQ, driven by record throughput as operations rebounded from the seasonally lower first quarter.
The mill processed 353,888 tonnes ("t") of ore (3,889 tpd) in Q2-2026, up 29% YoY, at an average feed grade of 141 grams per tonne ("g/t") Ag. Mill availability remained strong at 97%. Metallurgical performance remained within expectations, with silver recovery of 91.2% for the quarter. Mill throughput was positively impacted in the quarter by a temporary crushing contractor which was mobilized in late Q1-2026. The contractor will remain on site until the planned crusher expansion at the Zgounder mill is completed, after which the need for a crushing contractor will be re-evaluated.
Mining operations achieved a record quarter in Q2-2026, with an average mining rate of 4,880 tpd at 137 g/t Ag, reflecting strong performance across both underground and open-pit operations. The open-pit mining rate reached 3,437 tpd with a strip ratio of 10, while the underground operations contributed 1,444 tpd. The construction of the second phase of the tailings storage facility ("TSF") is expected to be completed in early Q3-2026, as planned, resulting in a return to normal open-pit operations and a gradual increase in strip ratios toward the annual mine plan ratio of 16.
The stockpile increased by 33% QoQ to 373,884 t, in line with the Company's objective of building a three-month inventory to support the mine plan.
Boumadine
In late 2025, Aya commenced the reclaiming and sale of its historical pyrite stockpile at Boumadine. During Q2-2026, the operation produced 187,784 oz AgEq (Au:Ag ratio of 64:1)1. Material reclaimed and crushed totaled 17,153 t at average grades of 179 g/t Ag and 2.43 g/t Au.
Reclaiming operations are progressing well. Production at Boumadine steadily increased throughout the quarter, reflecting a return to normal operating conditions following weather-related disruptions. Through the quarter, crushed pyrite production was partially stockpiled in preparation for the commencement of bulk shipments in H2-2026. The introduction of bulk shipping, alongside ongoing containerized shipments, is expected to significantly increase pyrite shipping capacity in H2-2026.
The reclamation and sale of the historical pyrite stockpile at Boumadine, announced on November 19, 2025, is expected to be of limited duration, lasting approximately 20 to 24 months from that date, or until the stockpile is depleted. The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by Raphaël Beaudoin, P.Eng, Vice-President, Operations of Aya, a “Qualified Person” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statement
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.

All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the operational performance of the Company and its positioning with regards to its 2026 production targets; the need for a crushing contractor to remain on site after the crusher expansion at the Zgounder mill; the expected timing of the completion of the second phase of construction of the TSF and its effects on operations and strip ratios; the Company’s objectives with regards to inventory and its alignment therewith; the expected effects of the open-pit pushbacks and underground development activities on ore production and the timing thereof; the timing of the commencement of bulk shipments of historical pyrite stockpile at Boumadine; the expected effects of the introduction of bulk shipping alongside ongoing containerized shipments on the Company’s pyrite shipping capacity and the timing thereof; the duration of the reclamation and sale of the historical pyrite stockpile at Boumadine; the Company’s focus on expanding its resource base and land package along the Anti-Atlas fault; the Company’s growth pipeline; the Boumadine project’s potential for further discovery and; the Company’s vision of responsible mining and its commitment to delivering sustainable value for shareholders, employees and host communities. Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding: the Company's ability to achieve its expected operational performance and production targets; the timing and completion of the construction of the TSF and the anticipated benefits thereof; the timing and completion of the crusher expansion at the Zgounder mill; the timing and effectiveness of open-pit pushbacks and underground development activities and their expected impact on ore production; the Company's ability to meet its inventory-related objectives; the timing of the commencement of bulk shipments of the historical pyrite stockpile at Boumadine, the successful implementation of bulk shipping alongside containerized shipments, and the anticipated impact on shipping capacity; the expected duration, rate and results of the reclamation and sale of historical pyrite at Boumadine; the Company’s ability to successfully execute its exploration strategy, expand its resource base and land package along the Anti-Atlas fault, advance its growth pipeline and realize the exploration potential of the Boumadine project; the Company’s ability to conduct its operations in a safe, responsible and sustainable manner while delivering long-term value to shareholders, employees and host communities; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; asset impairment (or reversal) potential, being consistent with the Company’s current expectations; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Company's documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.

1.The Company’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 gold-to-silver (Au:Ag) ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 64:1 during Q2-2026. Had the 80:1 ratio been applied during Q2-2026, reported AgEq production would have been approximately 26,366 ounces higher.
2.Announced on November 19, 2025, the Boumadine pyrite reclaim operation is expected to be a limited duration of 20 to 24 months.